UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                      SEC File Number:
                                                       CUSIP Number:

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):  ( ) Form 10-KSB  ( ) Form 11-K   (X) Form 10-QSB  ( ) Form N-SAR

         For Period Ended: September 30, 2005
                          -------------------

         ( ) Transition Report on Form 10-KSB
         ( ) Transition Report on Form 20-K
         ( ) Transition Report on Form 11-K
         ( ) Transition Report on Form 10-Q
         ( ) Transition Report on Form N-SAR

         For the Transition Period Ended:
                                         ----------------------------

                    -----------------------------------------
  Read instructions (on back page) Before Preparing Form, Please Print or Type,
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein
                      -------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
                         PART I - REGISTRANT INFORMATION

Cogenco International, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

NA
--------------------------------------------------------------------------------
Former Name if Applicable

4085 So. Dexter Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Englewood                             CO                       80113
--------------------------------------------------------------------------------
City                                State                     Zip Code

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

( ) (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, form 20-F, 11K, Fork N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on the Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached is applicable.



                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portions thereof, could not be filed with the prescribed time period. (Attach Extra sheets if needed)

     Cogenco engaged in a significant transaction during the quarter ended September 30, 2005 that carried over to the subsequent quarter. As a result, Cogenco was not able to complete it's report by November 14, 2005.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

David W. Brenman                       303                   758-1357
------------------                  ---------           ----------------------
    (Name)                         (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                          Yes   X                    No
                              -----                     -----
(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           Yes  X                    No
                              -----                    -----

If so, attach an explanation of the anticipated change, both narratively and quantativly, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 See Attachment


                           Cogenco International, Inc.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2005           By:  /s/  David W. Brenman
                                     ----------------------------------
                                            David W. Brenman, President

                                   Attachment


     Because a significant portion of Cogenco's investment in DMI Biosciences, Inc. has been expensed as research and development expenses, Cogenco's loss will be significantly greater for the three and six months ended September 30, 2005 as compared to the same period of the prior year ($1,820,000 loss for the second quarter of 2006 as compared to a $10,000 loss for the second quarter of 2005 fiscal year).